UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

StepStone Private Venture and Growth Fund

(Name of Subject Company (Issuer))

StepStone Private Venture and Growth Fund

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

StepStone Group Private Wealth LLC

128 S. Tryon Street, Suite 1600

Charlotte, NC 28202

704-215-4300

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Ryan P. Brizek, Esq.	Bissie K. Bonner, Esq.
Simpson Thacher & Bartlett LLP	Simpson Thacher & Bartlett LLP
900 G Street, N.W.	425 Lexington Avenue
Washington, DC 20001	New York, NY 10017

January 22, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition
December 31, 2025	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value
December 1, 2025 and January 2, 2026	Prior Two Admission Dates	the last two dates before the Commencement Date as of which Shares of the Fund were sold
January 22, 2026	Commencement Date	the date as of which the Offer will commence
February 24, 2026*	Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund
March 6, 2026*	Tender Withdrawal Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request
March 31, 2026*	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the last day of the month immediately following the month in which the Tender Withdrawal Date occurs

*

Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above. In no case will the Fund make full payment of all consideration offered later than sixty-five (65) days after the last day that Shares may be tendered pursuant to the Offer.

StepStone Private Venture and Growth Fund (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to purchase from shareholders of the Fund (“Shareholders”) shares of the Fund (“Shares”). (As used in this Schedule TO, the term “Shares” refers to the Class S, Class D and Class I shares of beneficial interest in the Fund constituting the class of security which is the subject of this Offer (as defined below).) Specifically, the Fund is offering to purchase Shares in an amount up to 2.5% of the outstanding shares of the Fund, calculated as of the Valuation Date, and each Share tendered for purchase will be purchased at the net asset value per Share calculated as of such date, less any Early Repurchase Fee (as defined below). (Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding.) Shareholders desiring to tender Shares for purchase must do so by 11:59 p.m., Eastern time, on the Notice Date (or, in the event of any extension of the offer to purchase Shares for cash on the terms and conditions set out in the Offer to Purchase and the related Letter of Transmittal (which, together constitute the “Offer”), by 11:59 p.m., Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares until 11:59 p.m., Eastern time, on the Tender Withdrawal Date (or, in the event of any extension of the Offer, by 11:59 p.m., Eastern time, on the latest applicable Tender Withdrawal Date). The net asset value of Shares will be calculated for this purpose as of the Valuation Date.

If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, withdrawals of its capital from the investments in which it invests, or borrowings.

Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum account balance set forth in the Fund’s Prospectus dated August 19, 2025 (as it may be amended, modified, or otherwise supplemented from time to time, the “Prospectus”). This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

Shareholders desiring to tender Shares for purchase must do so by 11:59 p.m., Eastern time, on the Notice Date (or, if the Offer is extended, by 11:59 p.m., Eastern time, on the latest applicable Notice Date). The Offer to Shareholders remains revocable until 11:59 p.m., Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, until 11:59 p.m., Eastern time, on the latest applicable Tender Withdrawal Date). Until the Tender Withdrawal Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares after the expiration of 40 business days from the Commencement Date, a Shareholder will also have the right to withdraw its tender of its Shares after such expiration.

If a Shareholder would like the Fund to purchase any of its Shares, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to the Fund at either of the following addresses (Note: Clients of Morgan Stanley Smith Barney LLC should not fax or mail Tender documents to StepStone Private Venture and Growth Fund. See instructions below for completing Morgan Stanley Smith Barney LLC’s electronic form):

Overnight Delivery:	Regular Mail:
StepStone Private Venture and Growth Fund	StepStone Private Venture and Growth Fund
Attn: UMB Fund Services, Inc.	Attn: Transfer Agent
235 W. Galena Street	PO Box 2175
Milwaukee, WI 53212	Milwaukee, WI 53201-2175

or (ii) email it to AIProcessing@UMB.com, or fax it to the Fund at 816-860-3140, so that it is received before 11:59 p.m., Eastern time, on the Notice Date. The value of the Shares may change between the Prior NAV Calculation Date and the Valuation Date. Clients of Morgan Stanley Smith Barney LLC are instructed to contact your Financial Advisor/Private Wealth Advisor to complete the electronic form. Morgan Stanley Smith Barney LLC’s Financial Advisor/Private Wealth Advisor should submit such completed electronic form to their Order Entry system by 4:00 p.m. Eastern time, one business day prior to the Notice Date. Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the managers of the investment funds in which it invests, may contact one of the Fund’s dedicated account representatives at 877-772-7724, Monday through Friday (except holidays), from 8:00 a.m. to 6:00 p.m., Eastern time.

Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend, or postpone this Offer at any time before 11:59 p.m., Eastern time, on the Tender Withdrawal Date. Also realize that the Offer is set to expire on the Tender Withdrawal Date (or, if the Offer is extended, the latest applicable Tender Withdrawal Date) and that, if a Shareholder desires to tender Shares for purchase, it must do so by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). A Shareholder tendering all of its Shares will remain a Shareholder of the Fund through the Valuation Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

ITEM 2.	ISSUER INFORMATION

(a) The name of the issuer is StepStone Private Venture and Growth Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified, closed-end management investment company. It is organized as a Delaware statutory trust. The Fund’s principal executive office is located at 128 S. Tryon Street, Suite 1600, Charlotte, NC 28202, and its telephone number is (704) 215-4300.

(b) The title of the securities which are the subject of the Offer is “shares of beneficial interest of the Fund.” The Fund offers three classes of Shares: Class S Shares, Class D Shares and Class I Shares. As of the close of business on the Prior NAV Calculation Date, there were 83,875,020 Shares outstanding, comprised of 36,225,547 Class S Shares, 247,323 Class D Shares and 47,402,150 Class I Shares. As of the close of business on the Prior NAV Calculation Date, the aggregate net asset value of the Fund was $4,676,883,718 and the net asset value attributable to Class S Shares, Class D Shares and Class I Shares of the Fund was $1,995,025,664, $13,810,642 and $2,668,047,412 respectively. The aggregate net asset value and net asset value per share class are estimates based on the December 31, 2025 net asset value of the Fund. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 2.5% of the outstanding shares of the Fund which are tendered and not withdrawn by Shareholders as described above in Item 1, subject to any applicable extension of the Offer.

(c) There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the Fund’s Amended and Restated Agreement and Declaration of Trust dated as of June 8, 2022 (as it may be amended, modified, or otherwise supplemented from time to time, the “Declaration of Trust”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person (i.e., the Fund and the subject company) is StepStone Private Venture and Growth Fund. The Fund’s principal executive office is located at 128 S. Tryon Street, Suite 1600, Charlotte, NC 28202, and its telephone number is (704) 215-4300. The investment adviser of the Fund is StepStone Group Private Wealth LLC (in its capacity as such, the “Adviser”). The Adviser’s principal executive office is located at 128 S. Tryon Street, Suite 1600, Charlotte, NC 28202, and its telephone number is (704) 215-4300. The members of the Fund’s Board of Trustees (the “Board of Trustees”) are Terry Prather, Tracy Schmidt, Ron Sturzenegger, Tom Sittema and Bob Long. The address of each member of the Board of Trustees is c/o StepStone Group Private Wealth LLC, 128 S. Tryon Street, Suite 1600, Charlotte, NC 28202, and the telephone number of each member of the Board of Trustees is (704) 215-4300. The executive officers of the Fund (each, an “Executive Officer” and collectively, the “Executive Officers”) are Bob Long, President and Principal Executive Officer; Kimberly Zeitvogel, Treasurer and Principal Financial Officer; and Dean Caruvana, Secretary and Chief Compliance Officer. The address of each Executive Officer is c/o StepStone Group Private Wealth LLC, 128 S. Tryon Street, Suite 1600, Charlotte, NC 28202, and the telephone number of each Executive Officer is (704) 215-4300.

ITEM 4.	TERMS OF THE TENDER OFFER

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 2.5% of the outstanding shares of the Fund which are tendered by Shareholders by 11:59 p.m., Eastern time, on the Notice Date (or, if the Offer is extended, by 11:59 p.m., Eastern time, on the latest applicable Notice Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii) The value of the Shares tendered to the Fund for purchase will be their net asset value as of the close of business on the Valuation Date. See Item 4(a)(1)(v) below.

Subject to the discussion below in Item 4(a)(1)(ix), each Shareholder may tender any of its Shares for repurchase by the Fund (keeping in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum account balance set forth in the Prospectus). Each Shareholder tendering

Shares which are accepted for purchase will be paid as soon as possible following the determination of the NAV for the Valuation Date in an amount, determined as of the Valuation Date, equal to the value of the Shares being purchased, less any Early Repurchase Fee. This amount will be the value of the Shareholder’s Shares determined as of the Valuation Date and will be based upon the net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date.

Shareholders who tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee, payable to the Fund, of 2% of the net asset value of such Shares repurchased by the Fund that were held for less than one year (the “Early Repurchase Fee”).

(iii) Shareholders desiring to tender Shares for purchase must do so by 11:59 p.m., Eastern time, on the Notice Date (or, if the Offer is extended, by 11:59 p.m., Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares before 11:59 p.m., Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, before 11:59 p.m., Eastern time, on the latest applicable Tender Withdrawal Date).

(iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the close of business on the last day of the month immediately following the month in which the Tender Withdrawal Date occurs. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated as of the Commencement Date, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi) In accordance with the terms set forth in the Prospectus, a tender of Shares made pursuant to this Offer may be withdrawn at any time before 11:59 p.m., Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, before 11:59 p.m., Eastern time, on the latest applicable Tender Withdrawal Date). Pursuant to Rule 13e-4(f)(2) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares after the expiration of 40 business days from the Commencement Date, a Shareholder will also have the right to withdraw its tender of its Shares after such expiration.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 11:59 p.m., Eastern time, on Notice Date (or, if the Offer is extended, no later than 11:59 p.m., Eastern time, on the latest applicable Notice Date). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above.

(viii) Not applicable.

(ix) If Shares in excess of 2.5% of the outstanding shares of the Fund are duly tendered to the Fund before the Notice Date and not withdrawn before the Tender Withdrawal Date, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the 1934 Act; (b) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; and (c) accept Shares tendered before the Notice Date and not withdrawn before the Tender Withdrawal Date for payment on a pro rata basis based on the aggregate net asset value of the tendered Shares by each Shareholder. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.

(xi) Not applicable.

(xii) The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction to a Shareholder for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. A sale of Shares pursuant to the Offer generally will result in a “complete termination” of a Shareholder’s interest in the Fund if such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., the Shareholder reduces its percentage ownership interest in the Fund to 0%). A “substantially disproportionate” distribution generally requires a reduction of at least 20% in a Shareholder’s proportionate ownership interest in the Fund after all Shares are tendered. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Shareholder’s ownership interest in the Fund, which more likely than not would be the case if the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs and experiences a reduction in the proportionate ownership interest in the Fund.

In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder’s allocable Share of the Fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if any tendering Shareholder is deemed to have received a “dividend” as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code of an amount determined by their increase in their proportionate interest in the earnings and assets of the Fund as a result of such tender. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury regulations.

Foreign Shareholders. Any payments (including constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Backup Withholding. The Fund generally will be required to withhold tax (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number (i.e., an employer identification number or social security number) or otherwise establish an exemption from the backup withholding tax rules. Therefore, each tendering U.S. resident Shareholder should furnish to the Fund a duly completed Internal Revenue Service (“IRS”) Form W-9 to avoid backup withholding, unless such U.S. resident Shareholder otherwise establishes that such U.S. resident Shareholder is not subject to backup withholding. Certain U.S. resident Shareholders (including, among others, most corporations) are not subject to these backup withholding requirements. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.

FATCA Withholding. Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its stockholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a Shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA with respect to that Shareholder at a rate of 30% on ordinary dividends it pays. If a payment made by the Fund is subject to FATCA withholding, the Fund is required to withhold without reference to any other withholding exemption.

As the Fund cannot determine whether a payment made pursuant to the Offer will properly be characterized as an “exchange” or a “dividend” for U.S. tax purposes at the time of such payment, any payment to a tendering stockholder that is a foreign financial institution (“FFI”) or non-financial foreign entity (“NFFE”) will generally be subject to a 30% withholding tax unless (a) in the case of an FFI, the FFI reports certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) in the case of an NFFE, the NFFE (i) reports information relating to its “substantial U.S. owners” (within the meaning of FATCA), if any, or (ii) certifies that it has no “substantial U.S. owners.” Certain Foreign Shareholders may fall into certain exempt, excepted or deemed-compliant categories as established by the Treasury regulations, IGAs, and other guidance regarding FATCA. In order to qualify for any such exception, a Foreign Shareholder generally must provide a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury and properly certifying such Foreign Shareholder’s status under FATCA, to the Fund.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future capital gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may incur taxes sooner or incur more taxes associated with their investment in the Fund, than they would have had the Offer not occurred.

Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more in the case of an individual or other non-corporate Shareholder or $10 million or more in the case of a corporate Shareholder, such Shareholder must file a disclosure statement on IRS Form 8886 with the IRS. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”) are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these Treasury regulations does not affect the legal determination of whether a taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(b) Any Shares to be purchased from any affiliate, officer, or member of the Board of Trustees of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

The Prospectus provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Adviser and StepStone Group LP, the Fund’s investment sub-adviser (the “Sub-Adviser” and collectively with the “Adviser,” the “Advisers”) intend to seek the approval of the Board of Trustees to offer a quarterly share repurchase program, to repurchase a percentage of the Shares outstanding as of, and based on the net asset value per Share calculated as of, each March 31, June 30, September 30, and December 31 each year.

The Fund is not aware of any contract, arrangement, understanding, or relationship (whether or not legally enforceable) relating directly or indirectly to the Offer between (i) the Fund, the Adviser, the Board of Trustees, the Executive Officers, or any person controlling the Fund, the Adviser, the Board of Trustees, or the Executive Officers and (ii) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a) As contemplated by, and in accordance with, the procedures set out in the Prospectus, the purpose of the Offer is to provide liquidity to Shareholders.

(b) Shares tendered to the Fund in connection with the Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, and the 1940 Act, in accordance with the Prospectus. Shares may be purchased as of the first business day of each calendar month at the Fund’s then current net asset value per Share.

(c) None of the Fund, the Advisers, and the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first business day of each calendar month and from time to time in the discretion of the Adviser) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any Executive Officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action which could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Section 229.1006(c) of Regulation M-A under the 1934 Act are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed 2.5% of the outstanding shares of the Fund (unless the Fund elects to purchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; (iii) withdrawals of its capital from the Fund’s investments; and (iv) possibly borrowings, as described in paragraph (d) below. Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of (1) cash, (2) liquid securities or (3) interests in assets that the Fund has requested be redeemed (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of Shares accepted for repurchase.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Advisers, and the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER

(a) Based on the number of Shares outstanding as of the Prior NAV Calculation Date, the following persons (the named individuals being the Trustees and Executive Officers) own the number of Shares indicated in the below table:

Person	Share Class	Number of Shares by Class	Beneficial Ownership by Class (%)	Total Beneficial Ownership of Fund (%)
Terry Prather	n/a	0.000	0.000%	0.000	%*
Tracy Schmidt	Class I	10,073.550	0.021%	0.000	%*
Ron Sturzenegger	Class I	40,294.200	0.085%	0.000	%*
Tom Sittema	Class I	31,312.135	0.066%	0.000	%*
Bob Long	Class I	34,579.689	0.073%	0.000	%*
Kimberly Zeitvogel	Class I	1,671.682	0.004%	0.000	%*
Dean Caruvana	Class I	3,274.493	0.007%	0.000%

*	Percentage rounds to zero.

Other than the acceptance of subscriptions for Shares as of the Prior Two Admission Dates, there have been no transactions involving Shares effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, the Executive Officers, or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

No persons have been directly or indirectly employed or retained, or are to be compensated, by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS

(a)  (1) Reference is made to the audited financial statements of the Fund for the fiscal year ended March 31, 2025, which were prepared by the Fund, furnished to Shareholders, and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on June 9, 2025. Such financial statements are incorporated herein by reference in their entirety.

(2) The Fund is not required to, and does not, file quarterly unaudited financial statements under the 1934 Act.

(3) Not applicable.

(4) See (a)(1) and (a)(2) above.

(b)  The Fund’s assets will be reduced by the amount of the tendered Shares purchased by the Fund pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM 11.	ADDITIONAL INFORMATION

(a)  (1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Not applicable.

(c) None.

ITEM 12.	EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal

(a)(1)(ii)	Offer to Purchase

(a)(1)(iii)	Form of Letter of Transmittal

(a)(1)(iv)	Form of Notice of Withdrawal of Tender

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	None.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

ITEM 12(c).	FILING FEES

Filing Fee Exhibit.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

STEPSTONE PRIVATE VENTURE AND GROWTH FUND

By:	/s/ Dean Caruvana
Name:	Dean Caruvana
Title:	Secretary and Chief Compliance Officer
Date:	January 22, 2026

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal

(a)(1)(ii)	Offer to Purchase

(a)(1)(iii)	Form of Letter of Transmittal

(a)(1)(iv)	Form of Notice of Withdrawal of Tender

Calculation of Filing Fee Tables